SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 09, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001 -80
Corporate Registry ID (NIRE) 35.3000.1683 -1

EXCERPT OF THE MINUTES OF THE 707th BOARD OF DIRECTORS’MEETING

On November 12, 2009, at 9:00 a.m. the chairman of the Board of Directors called an ordinary meeting, pursuant to the caput of Article 13 of the Bylaws, attended by the Board Members of the Companhia de Saneamento Básico do Estado de São Paulo – SABESP, named and signed hereinbelow. The Chairwoman of the Board of Directors, Mrs. Dilma Seli Pena, greeted all the attending members and justified the absence of the board member Mr. Manuelito Pereira Magalhães Júnior. (...) Mrs. Dilma Seli Pena then examined item VI of the agenda, “Loan Operation with the National Bank for Economic and Social Development – BNDES (PAC IN 14/2009) for three hundred million reais (R$300,000,000.00) to implement the project “Programa Onda Limpa” of Santos lowland region”, (Time: 20’) and offered the floor to the Chief Financial and Investor Relations Officer, Mr. Rui de Brito Álvares Affonso and to the Funding and Investor Relations Superintendent, Mr. Mário Azevedo de Arruda Sampaio, who will explain the aforementioned item based on the Proposal to the Board of Directors of November 4,2009, the Board of Executive Officers’ Resolution 0364/2009 of October 29,2009 and the Presentation distributed and duly filed. After voting, the board members approved by unanimous vote the Loan Operation with the National Bank for Economic and Social Development – BNDES (PAC IN 14/2009) to supplement the loan contracted in 2007 (R$129 million) aiming at implementing the project “Programa Onda Limpa” of Santos lowland region, according to the following conditions:
FINEM Loan (Project Financing)
- Three hundred million reais (R$300,000,000.00)

PROJECTS AND MUNICIPALITIES TO TAKE ADVANTAGE OF THE PROGRAM

Municipality	Purpose
Bertioga	Sanitary Sewage “B” System
Cubatão	South Sanitary Sewage System - Casqueiros
Guarujá	Sanitary Sewage System of Vicente de Carvalho
Mongaguá	Sanitary Sewage “B” Systems
Itanhaém	Southwest Sanitary Sewage Systems
Praia Grande	Sanitary Sewage System – Sub-System 3

FINANCIAL CHARGES Interest rates:
- 100% of TJLP (long-term interest rate)+ 1.92% p.a., with a spread of 0.90% p.a. and credit risk rate of 1.02% p.a.
Charge due to credit reserve:
- 0.1%, collectible by balance requested and not used in each credit installment.
MATURITIES
Total: 180 months (15 years), including:
Grace period:
24 months, as of day 15 after the operation is legally formalized.
Amortization period:
156 months, in monthly and consecutive installments, each one at the maturing principal amount of debt, divided by the number of amortization installments not due yet, the first one maturing on day 15 of the month following the end of the grace period.
Utilization period:
24 months, as of day 15 after the operation is legally formalized.
GUARANTEE
Fiduciary assignment of SABESP’s tariff collection, in the monthly amount of R$12 million, yearly adjusted by the Extended Consumer Price Index, and calculated by IBGE – Brazilian Institute of Geography and Statistics (IPCA/IBGE).

The Chief Financial and Investor Relations Officer was authorized to carry on all the procedures and measures necessary to conclude negotiations and to sign the agreement. After they were approved, these minutes were signed by the attending members of the Board of Directors. Dilma Seli Pena, Alberto Goldman, Alexander Bialer, Antero Paes de Barros Neto, Francisco Vidal Luna, Gesner José de Oliveira Filho, Heraldo Gilberto de Oliveira, Humberto Rodrigues da Silva, Jerônimo Antunes, Mario Engler Pinto Júnior, Reinaldo Guerreiro and Roberto Yoshikazu Yamazaki. We hereby declare that this text is a free English translation of the Minutes drawn up in the Board of Directors’ Book of Minutes. São Paulo, November 16, 2009. Dilma Seli Pena, Chairwoman of the Board of Directors. Sandra Maria Giannella, Executive Secretary of the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 09, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.